

May 16, 2012

<u>Via E-Mail</u>
Lloyd Spencer, Chief Executive Officer
CoroWare, Inc.
1410 Market Street, Suite 200
Kirkland, WA 98033

> **Re: CoroWare, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 4, 2012**
> **File No. 000-33231**

Dear Mr. Spencer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

General

1.   On page 3, you disclose that your "[p]roportionate voting rights and other rights and preferences of the holders of our common stock would not be affected by a reverse stock split, other than as a result of rounding up fractional shares to the next whole number." However, we note that the reverse split is being conducted only with respect to the common stock and that there is no provision to ensure proportional voting with respect to the Series D Preferred Stock holders on a post-split basis. It appears therefore that the reverse stock split will have a dilutive effect on common stock holders insofar as the common stock holders vote together with the Series D Preferred Stock holders. Please tell us whether the voting rights of the Series D Preferred will be modified proportionately with the voting rights of the common stock holders as a result of the reverse split. If the voting rights of the Series D Preferred will not change, it appears your Series D Preferred stockholders will have over 99% of the voting power of your

equity securities after the reverse stock split. If this is true, please revise to provide additional disclosure regarding the dilutive impact of the reverse stock split on the voting rights of common stock holders and clarify that the reverse stock split will further concentrate voting control with your principal stockholders and management. Please also revise to provide the disclosure required by Item 5, as necessary.

2.   Since a reverse stock split would appear to change the powers, preferences or special rights of the holders of the common stock holders, please revise to clarify whether common stockholders are entitled to a separate class vote under Section 242(b)(2) of the Delaware General Corporation Law or another provision of Delaware law. Also, consider whether you must solicit proxies to obtain any required class vote from your common stock holders. If so, file a preliminary Schedule 14A in connection with any solicitation of proxies from common stock holders.

Effect on Existing Shares of Common Stock, page 3

3.   Please revise the tabular disclosure on page 4 to include the number of shares of Series D Preferred stock on both a pre- and post-reverse stock split basis. Such disclosure should also clarify the changes in voting power for each class of voting securities.

Contractual Obligations, page 5

4.   Please revise to clarify whether you have any specific plans, proposals or arrangements to issue new shares of common stock that would be available after your reverse stock split. The listing of convertible debt on pages 5 through 11 does not specify any planned issuances.

5.   To the extent determinable, please revise to clarify the number of securities that are issuable under your convertible debt agreements in total and clarify whether any of the debt holders would fall within the scope of the disclosure required by Item 403 of Regulation S-K or Rule 13d-3(d)(1) after your reverse stock split has occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Gary Blum, Esq.